                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               SCHEDULE 13D/A
                              (Amendment No. 4)
                  Under the Securities Exchange Act of 1934


                           TRIMAINE HOLDINGS INC.
--------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 Par Value
--------------------------------------------------------------------------
                       (Title of Class of Securities)


                                54100P 10 0
--------------------------------------------------------------------------
                               (CUSIP Number)


              Michael J. Smith, 17 Dame Street, Dublin 2, Ireland
                         Telephone (3531) 679 1688
--------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                  July 1, 2000
--------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].

                                                         Page 2 of 7 Pages


CUSIP No.  54100P 10 0
         ----------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         MFC Bancorp Ltd.
   -----------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group

   (a) [   ]
   (b) [ X ]

3) SEC Use Only
                  --------------------------------------------------------

4) Source of Funds             AF        WC
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

   -----------------------------------------------------------------------

6) Citizenship or Place of Organization    Yukon Territory, Canada
                                        ----------------------------------

   Number of                    (7)  Sole Voting Power   7,640,960
   Shares Bene-                                        -------------------
   ficially                     (8)  Shared Voting Power   5,115,900
   Owned by                                               ----------------
   Each Reporting               (9)  Sole Dispositive Power   7,640,960
   Person                                                   --------------
   With                         (10) Shared Dispositive Power   5,115,900
                                                              ------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                         12,756,860
    ----------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ----------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)   80.6%
                                                       -------------------

14) Type of Reporting Person                   CO
                               -------------------------------------------

                                                         Page 3 of 7 Pages


CUSIP No.   54100P 10 0
          ----------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                   Sutton Park International Limited
   ----------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group

   (a) [   ]
   (b) [ X ]

3) SEC Use Only
                  --------------------------------------------------------

4) Source of Funds    WC
                    ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

   -----------------------------------------------------------------------

6) Citizenship or Place of Organization   Tortola, British Virgin Islands

   Number of                     (7)  Sole Voting Power    0
   Shares Bene-                                         ------------------
   ficially                      (8)  Shared Voting Power    5,115,900
   Owned by                                                ---------------
   Each Reporting                (9)  Sole Dispositive Power     0
   Person                                                     ------------
   With                          (10) Shared Dispositive Power   5,115,900
                                                                ----------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                              5,115,900
    ----------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ----------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)   32.3%
                                                       -------------------

14) Type of Reporting Person     CO
                              --------------------------------------------

                                                         Page 4 of 7 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock with a par value of $0.01 of Trimaine Holdings Inc. ("Trimaine"), a Washington corporation, having a principal executive office at 17 Dame Street, Dublin 2, Ireland.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and Sutton Park International Limited ("Sutton Park"). MFC operates in the financial services segment and has a principal business and office address at 17 Dame Street, Dublin 2, Ireland. Sutton Park is a wholly-owned operating company of MFC and has a registered address at P.O. Box 146, Road Town, Tortola, British Virgin Islands. See Item 6 on pages 2 and 3 of this Schedule 13D/A for the jurisdiction of organization of MFC and Sutton Park.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC and Sutton Park. Sanne Secretaries Limited ("Sanne") is the corporate secretary of Sutton Park and is a corporation organized pursuant to the laws of Jersey. Sanne operates as a corporate secretary and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.


NAME               RESIDENCE OR                     PRINCIPAL
                  BUSINESS ADDRESS                  OCCUPATION
 CITIZENSHIP

Michael J. Smith   17 Dame Street                    Director, President
  British
                   Dublin 2                          and Chief Executive
                   Ireland                           of MFC

Roy Zanatta        Suite 1620 - 400 Burrard Street
                   Vancouver, BC  V6C 3A6            Director and Secretary
                                                     of MFC
 Canadian
Sok Chu Kim        1071 - 59 Namhyun-Dong,
                   Gwanak-Kn, Seoul, Korea           Director of Korea
                                                     Liberalization Fund Ltd.
  Korean

Julius Mallin      256 Jarvis Street, Apt. 8D,       Retired Businessman
  Canadian
                   Toronto, Ontario, Canada
                   M5B 2J4

Oq-Hyun Chin       3,4 Floor, Kyung Am Bldg.,        Advisor, The Art Group
  Korean
                   831-28 Yeoksam-Dong, Kangnam-Ku,  Business Architects
                   Seoul, Korea                      & Engineers Ltd.

Dr. Stefan         Charlottenstrasse                 Managing Director of the
  German
Feuuerstein        57 D-10117                        Industrial Investment
                   Berlin, Germany                   Counsel of the New German
                                                     States

Graeme Alan Witts  8 Queensway House, Queen Street,  Managing Director of
  British
                   St. Helier, Jersey  JE2 4WD,      Sanne Channel Islands
                                                     Trust Company Limited

Michael Robert     8 Queensway House, Queen Street,  Channel Islands Director
 British
Edmunds            St. Helier, Jersey  JE2 4WD,      of Sanne Trust Company
                                                     Limited

Simon James        8 Queensway House, Queen Street,  Channel Islands Corporate
 British
Scrimgeour         St. Helier, Jersey  JE2 4WD,      Director



                                             Page 5 of 7 Pages

NAME               RESIDENCE OR                     PRINCIPAL
                  BUSINESS ADDRESS                  OCCUPATION
 CITIZENSHIP

Geoffrey George   8 Queensway House, Queen Street,  Managing Partner,
 British
 Crill            St. Helier, Jersey  JE2 4WD,      Crill Canavan Solicitors
                  Channel Islands                   & Associates

Nuno Santos Costa 8 Queensway House, Queen Street,  Litigation Partner,
 British
                  St. Helier, Jersey  JE2 4WD,      Crill Canavan Solicitors
                  Channel Islands                   & Associates

Helen Sarah Witts 8 Queensway House, Queen Street,  Senior Trust Officer
 British
                  St. Helier, Jersey  JE2 4WD,      of Sanne Trust Company
                  Channel Islands                   Limited

During the last five years, neither MFC nor Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Sutton Park has paid an aggregate of CDN$2,979,783 or CDN$0.59 per share for 5,070,900 shares of common stock in the capital of Trimaine. The purchase price was paid from Sutton Park's cash reserves.

ITEM 4. PURPOSE OF TRANSACTION.

MFC and Sutton Park have acquired the shares of Trimaine for investment purposes. At this time, neither MFC nor Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their directors or executive officers, have the intention of acquiring additional shares of Trimaine, although MFC and Sutton Park reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC nor Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A dated January 6, 2000 filed by MFC and Constable Investments Ltd. ("Constable"), MFC was the beneficial holder of 12,756,860 shares of common stock of Trimaine of which it had sole voting and dispositive power over 7,640,960 shares of common stock and shared voting and dispositive power over 5,115,900 shares of common stock of which 5,070,900 were held directly by Constable and 45,000 were held by Sutton Park. On July 1, 2000, Sutton Park, a wholly-owned subsidiary of MFC, acquired 5,070,900 shares of common stock of Trimaine from

                                                         Page 6 of 7 Pages

Constable for approximately CDN$0.59 per share for an aggregate purchase price of CDN$2,979,783. As a result, Sutton Park beneficially owns, and has the shared power with MFC to direct the vote and disposition of 5,115,900 shares of common stock of Trimaine, which represents approximately 32.3% of Trimaine's issued and outstanding shares of common stock. MFC has the sole power to direct the vote and disposition of a total of 7,640,960 shares of common stock of Trimaine and shares the power to direct the vote and disposition of 5,115,900 shares of common stock of Trimaine with Sutton Park, which represents approximately 80.6% of the issued and outstanding shares of common stock of Trimaine.

To the knowledge of MFC and Sutton Park, none of their directors or executive officers have any power to vote or dispose of any shares of common stock of Trimaine, nor did they, MFC or Sutton Park effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number         Description
--------------         -----------

       1 Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park International Limited dated November 9,2000.

                                                         Page 7 of 7 Pages
                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              November 9, 2000
                                    --------------------------------------
                                                   (Date)

                                      MFC BANCORP LTD.

                                      By:   /s/ Michael J. Smith
                                    --------------------------------------
                                              (Signature)

                                         Michael J. Smith, President
                                    --------------------------------------
                                               (Name and Title)


                                              November 9, 2000
                                    --------------------------------------
                                                   (Date)

                                    SUTTON PARK INTERNATIONAL LIMITED

                                    By:   /s/ Michael J. Smith (Signature)
                                    --------------------------------------

                                          Michael J. Smith, Director
                                    --------------------------------------
                                              (Name and Title)

                                EXHIBIT INDEX

Exhibit Number              Description
--------------              -----------

      1 Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park International Limited dated November 9, 2000.